THE GRILLED CHEESE TRUCK, INC.

CODE OF ETHICAL CONDUCT

Preface

The honesty, integrity, ethics, respect for others and sound judgment displayed by directors, principal executives and financial officers of The Grilled Cheese Truck, Inc. (“GCT”) set the tone for business conduct, and are fundamental to the proper functioning, reputation and success of GCT. This Code of Ethical Conduct is composed of expressions of good behavior and good judgment to which all employees, officers and directors of GCT are required to adhere.

Our principal executives and financial officers hold an important and elevated role in our corporate governance. These individuals are key members of the management team, who are uniquely capable and empowered to ensure that the interests of GCT stakeholders (including stockholders, employees, collaborators, customers and suppliers) are appropriately balanced, protected and preserved. Such persons fulfill this responsibility by prescribing and enforcing the policies and procedures employed in GCT’s business and financial operations.

This Code of Ethical Conduct is intended to supplement, and not replace, the various guidelines and documents that GCT has prepared on specific laws, rules, regulations and policies that all officers, directors and employees of GCT should be aware of, such as the GCT’s Insider Trading Policy.

Code of Ethical Conduct

Principal executives, financial officers, employees and directors of GCT must:

•	Act with honesty, ethics and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships except as otherwise disclosed, approved and determined to be in the best interests of GCT and its stockholders;

•	As is required and/or necessary to conduct their duties, provide colleagues with information that is accurate, truthful, complete, objective, relevant, timely, and understandable, and be unafraid to present a contrary opinion;

•	Comply with applicable laws, rules, and regulations of federal, state, and local governments (both Unites States and foreign) and other appropriate private and public regulatory agencies, including, without limitation, with regard to all mandatory public disclosures;

•	Act in good faith, with due care, competence and diligence, without misrepresenting material facts or allowing independent judgment to be subordinated;

•	Respect the confidentiality of information acquired in the course of employment;

•	Except as may be approved by the board of directors or a committee of independent directors or as may be memorialized in agreements approved by the board of directors or a committee of independent directors, refrain from (a) taking for themselves personally opportunities that belong to GCT or are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with GCT.

•	Deal fairly with the GCT’s customers, suppliers, partners, competitors, officers and employees. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice. Stealing proprietary information, misusing trade secret information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited;

•	Not, directly or indirectly, use bribes or other corrupt practices in conducting GCT’s business to influence any federal, state or local government employee in any country;

•	Conduct interactions within or without the organization with complete respect and professionalism;

•	Be accountable for adherence to this Code of Ethical Conduct and otherwise proactively promote ethical and honest behavior within the workplace, and

•	Promptly report suspected violations of this Code of Ethical Conduct to senior management or, as applicable, the Chairman of the Audit Committee of the board of directors of GCT (or in the event that GCT does not have an Audit Committee, to the chairman of the board of directors of GCT), and if, necessary, to outside counsel, as a last resort should earlier attempts to redress such violations fail.

All principal executives, financial officers, employees and directors are expected to adhere to this Code of Ethical Conduct at all times.

If a violation of this Code of Ethical Conduct is reported and substantiated, GCT’s board of directors, with the approval of the Audit Committee if such a committee exists, may impose such sanctions or otherwise take such actions is it deems appropriate.

The board of directors of GCT shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code of Ethical Conduct.

Any waiver (and the grounds for such waiver) for a principal executive or financial officer of, or an amendment to, this Code of Ethical Conduct shall be disclosed as required by applicable Securities and Exchange Commission rules.

ADOPTED by the board of directors on September 6, 2013.